               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                            FORM 11-K




     (Mark One)

     [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1996

                      OR

     [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from                 to


                 Commission file number 1-170-2

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   AMOCO EMPLOYEE SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        AMOCO CORPORATION
                     200 East Randolph Drive
                     Chicago, Illinois 60601
                     Telephone 312-856-6111

                            SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         AMOCO EMPLOYEE SAVINGS PLAN

                         By State Street Bank and Trust Company,
                         Plan Trustee and Administrator



Date: June 23, 1997      By         David C. Tolve
                                    David C. Tolve
                                    Vice President

                REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of Amoco Corporation

In our opinion, the accompanying statements of net assets available for benefits (with fund information) and the related statement of changes in net assets available for benefits (with fund information) present fairly, in all material respects, t he net assets available for benefits of the Amoco Employee Savings Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Amoco Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules of reportable transactions in excess of 5% of plan assets and assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The fund information in the statement of net assets available for benefits (with fund information) and statement of changes in net assets available for benefits (with fund information) is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP

Chicago, Illinois
June 23, 1997

                   AMOCO EMPLOYEE SAVINGS PLAN


         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                     (WITH FUND INFORMATION)


                                             December 31
                                        1996             1995
                                         (thousands of dollars)

Assets

Investments:
  Amoco Stock Fund                 $  2,117,146     $  1,996,674
  Cyprus Stock Fund                          --           10,114
  Money Market Fund                     880,300          816,710
  U.S. Savings Bonds                     22,900           23,475
  Balanced Fund                         175,425          141,331
  Bond Index Fund                        45,815           40,239
  Equity Index Fund                     524,835          320,721
   Total investments                  3,766,421        3,349,264
Cash held for disbursement                2,017            1,424
Participant loans receivable            134,878          132,913
    Total assets                      3,903,316        3,483,601

Liabilities                                  --               --

Net assets available for benefits  $  3,903,316     $  3,483,601


The accompanying notes are an integral part of these statements.

                   AMOCO EMPLOYEE SAVINGS PLAN
                   ___________________________

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              (WITH FUND INFORMATION) (PAGE 1 OF 3)
              For the year ended December 31, 1996
                     (thousands of dollars)


                                      Amoco      Cyprus     Money
                                      Stock       Stock     Market
                                        Fund       Fund       Fund

 Additions of assets attributed to:
   Employee contributions          $   69,144   $    --   $ 36,455
   Employer contributions              80,085        --         --
   Forfeitures (net)                     (467)       --        514
   Realized gains on
     sales of investments              29,874      (729)        --
   Change in unrealized
     appreciation in fair
     value of investments             232,016        --         --
   Interest and dividends              84,604       151     40,801
   Participant loans (net)              6,459       (33)   (10,471)
   Interfund transfers (net)         (252,591)   (9,133)   112,154

     Total additions                  249,124    (9,744)   179,453

 Deductions of assets attributed to:

   Distributions to participants     (128,496)     (370)  (115,771)
   Administrative expenses               (156)       --        (92)

     Total deductions                (128,652)     (370)  (115,863)

 Net increase (decrease) in plan
   assets during the year             120,472   (10,114)    63,590

 Net assets available for
   plan benefits:

   Beginning of year                1,996,674    10,114    816,710

   End of year                     $2,117,146   $    --   $880,300


The accompanying notes are an integral part of these statements.

                   AMOCO EMPLOYEE SAVINGS PLAN
                   ___________________________

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              (WITH FUND INFORMATION) (PAGE 2 OF 3)
              For the year ended December 31, 1996
                     (thousands of dollars)

                                        U.S.      Bond     Equity
                                      Savings    Index      Index
                                        Bonds      Fund      Fund
 Additions of assets attributed to:
   Employee contributions             $ 1,394   $ 2,185   $ 19,224
   Employer contributions                  --        --         --
   Forfeitures (net)                       (3)       (2)       (33)
   Realized gains on
     sales of investments                  --       (73)     7,829
   Change in unrealized
     appreciation in fair
     value of investments                  --     1,401     74,463
   Interest and dividends               1,324        79        846
   Participant loans (net)               (313)      248     (4,346)
   Interfund transfers (net)           (1,285)    4,667    128,333

     Total additions                    1,117     8,505    226,316

 Deductions of assets attributed to:

   Distributions to participants       (1,692)   (2,855)   (22,053)
   Administrative expenses                 --       (74)      (149)

     Total deductions                  (1,692)   (2,929)   (22,202)

 Net increase (decrease) in plan
   assets during the year                (575)    5,576    204,114

 Net assets available for
   plan benefits:

   Beginning of year                   23,475    40,239    320,721

   End of year                        $22,900   $45,815   $524,835



The accompanying notes are an integral part of these statements.

                   AMOCO EMPLOYEE SAVINGS PLAN
                   ___________________________

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              (WITH FUND INFORMATION) (PAGE 3 OF 3)
              For the year ended December 31, 1996
                     (thousands of dollars)

                                                   Cash
                                               Disbursement
                                                Account and
                                   Balanced     Participant
                                     Fund          Loans        Total
Additions of assets attributed to:
  Employee contributions           $  7,421     $       --   $  135,823
  Employer contributions                --              --       80,085
  Forfeitures (net)                      (9)            --           --
  Realized gains on
    sales of investments              2,583             --       39,484
  Change in unrealized
    appreciation in fair
    value of investments             14,662             --      322,542
  Interest and dividends              1,206            592      129,603
  Participant loans (net)               242          8,214           --
  Interfund transfers (net)          17,855             --           --

    Total additions                  43,960          8,806      707,537

Deductions of assets attributed to:

  Distributions to participants      (9,304)        (6,248)    (286,789)
  Administrative expenses              (562)            --       (1,033)

    Total deductions                 (9,866)        (6,248)    (287,822)

Net increase (decrease) in plan
  assets during the year             34,094          2,558      419,715

Net assets available for
  plan benefits:

  Beginning of year                 141,331        134,337    3,483,601

  End of year                      $175,425     $  136,895   $3,903,316



The accompanying notes are an integral part of these statements.

                   AMOCO EMPLOYEE SAVINGS PLAN
                     _______________________

                  NOTES TO FINANCIAL STATEMENTS


1.   Description of the Plan:

      Amoco Corporation (the "Company") established the Amoco Employee Savings Plan (the "Plan") effective July 1, 1955. The Plan was amended and restated effective July 1, 1996. The Plan includes all approved companies of the controlled group of corporations included in the consolidated Federal income tax return of the Company. The purpose of the Plan is to encourage employees in the regular savings of a part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both employee and Company contributions will be held in a trust by an independent trustee for the benefit of participating employees. State Street Bank and Trust Company ("State Street Bank") is the Trustee and Plan Administrator of the Plan. The Company reserves the right to make any changes to or terminate the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Under the Plan, participating employees may contribute up to a certain percentage of their qualified pay on a pre-tax and/or after-tax basis. A specified portion of the employee contribution, up to a maximum of 6 percent, is matched by the Company in the form of contributions to the Amoco Stock Fund.

      There were 28,977 participants of the various companies in the Plan at December 31, 1996, of which 26,203 were current employees. Participants are fully vested in their participant contribution accounts. Vesting in Company contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeited Company contributions are used to reduce matching Company contributions or to offset administrative expenses of the Plan.

      All reasonable and necessary Plan administrative expenses are paid out of the Plan trust or paid by the Company. Generally, fees and expenses related to investment management of each fund are paid out of the respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those funds and certain other brokerage commissions and other fees and expenses incurred in connection with those investment elections. Fees and expenses associated with U.S. Savings Bonds are paid as costs and expenses of the Plan.

      Participating Company contributions are invested by the Trustee in the Amoco Stock Fund. Each participating employee may direct that any or all cash consisting of his contributions and income credited to his accounts shall be invested or held by the Trustee in one or more of the following investment funds: Amoco Stock Fund, Money Market Fund, U.S. Savings Bonds, Balanced Fund, Bond Index Fund, or Equity Index Fund.

Amoco Stock Fund

      Most Amoco Stock Fund contributions are used by the Trustee to purchase shares of Company common stock. The balance is held as cash or can be used to purchase short-term investments and other public and private debt, equity, and derivative securities (including options and futures contracts). There were no investments in derivative securities during the year ended December 31, 1996. The Trustee, as directed by the fund manager, makes purchases and sales of securities on the open market, in privately negotiated transactions or otherwise. From time to time the Plan also borrows funds as necessary, through available lines of credit totaling $200 million, from one or more financial institutions on a short-term basis at market rates to provide sufficient liquidity to the Amoco Stock Fund. The assets of the Amoco Stock Fund are used as security for such loans. During the year there were borrowings on the lines of credit resulting in interest of approximately $14,000, which has been included in administrative expense of the Plan. There were no borrowings on these lines of credit as of December 31, 1996.

      The percentage of assets of the Amoco Stock Fund in investments other than Company common stock under normal circumstances is less than 5 percent. However, this figure may change as transactions are made and may be substantially higher or lower at a given time. The percentage of assets of the Amoco Stock Fund in investments other than Company common stock, primarily consisting of cash equivalents, at year-end December 31, 1996 was 2 percent.

      Shares of common stock held in the fund and dividends and other distributions on common stock are not specifically allocated to participant accounts. Instead, each participant's investment in the Amoco Stock Fund is based on the proportion of his or her investment in the fund to that of all Plan participants. Participants' balances in the Amoco Stock Fund are denominated in "units." The value of a unit upon the establishment of the Amoco Stock Fund at October 1, 1991 was $10.00. The value of a unit fluctuates in response to various factors including, without limitation, the price of and dividends paid on common stock, earnings and losses on other investments in the fund and the mix of assets in the fund among Amoco common stock and other investments. At December 31, 1996 there were 112,099,526 units in the fund at a unit value of $18.88. The manager of the Amoco Stock Fund is State Street Global Advisors, the investment management unit of State Street Bank.

Cyprus Stock Fund

      This fund ceased to be an investment option effective  July
1,  1996.  All  participant investments remaining in  the  Cyprus
Stock Fund after the close of business on June 28, 1996 were liquidated and invested in the Money Market Fund.

Money Market Fund

      Amounts invested in the Money Market Fund are held  in  the
U.S. Cash Management  Fund   for   Directed   Trusts    ("Cash
Management Fund")
of  the  Brinson  Trust Company Collective Investment  Trust  for
Pension and Profit Sharing Trusts (the "Brinson Collective Trust"). The types of investments the Brinson Collective Trust may invest in include U.S. Treasury obligations, commercial paper, bank deposits, certificates of deposit, bonds, debentures, publicly available money market funds, loan participation and other obligations; provided that no more than 20 percent of the value of the Brinson Collective Trust may be invested in longer-term investments. As of December 31, 1996, the fund was invested primarily in cash equivalents. The manager of the Money Market Fund is Brinson Partners, Inc. of Chicago. The fund manager is responsible for the selection of securities to be purchased for the Money Market Fund.

U.S. Savings Bonds

     Participant contributions in U.S. Savings Bonds are invested by the Trustee in the most recent offering issued by the U.S.
Treasury. Contributions are held in participants' accounts until they are invested in U.S. Savings Bonds.

Balanced Fund

      The Balanced Fund is a diversified fund which offers investors a mixture of stocks and bonds. The fund is balanced by an exposure to the equity markets of approximately 60 percent and an exposure to the fixed income markets of approximately 40 percent. The equity component includes exposure to both the domestic and international markets. For additional liquidity, a portion of the Balanced Fund is invested in State Street Bank's Short- Term Investment Fund composed of various short-term financial instruments. A small portion of the Balanced Fund is held in derivative instruments to manage its currency and market exposures. State Street Global Advisors Inc., a subsidiary of State Street Bank, is the investment manager of the Balanced Fund. At December 31, 1996 there were 16,332,982 units in the fund at a unit value of $10.74.

Bond Index Fund

      The Bond Index Fund is invested primarily in Bankers Trust Company's commingled BT Pyramid Broad Market Index Fund ("BT Broad Market Fund"). The BT Broad Market Fund is part of the BT Pyramid Trust of Bankers Trust Company, of which Bankers Trust Company is the trustee. A small portion of the Bond Index Fund may be held in money market and other short-term instruments and U.S. Treasury futures contracts for liquidity purposes. The investment manager of the Bond Index Fund is Bankers Trust Company. At December 31, 1996 there were 9,006,736 units in the fund with a unit value of $5.08.

Equity Index Fund

      The Equity Index Fund is invested primarily in the BT Pyramid Equity Index Fund. The BT Pyramid Equity Index Fund is part of the BT Pyramid Trust of Bankers Trust Company. A small portion of the Equity Index Fund is invested in short-term investments and derivative instruments, such as the S&P 500 futures contracts, for liquidity purposes. The Equity Index Fund is managed by Bankers Trust Company. At December 31, 1996 there were 18,899,313 units in the fund at a unit value of $27.77.

2.   Summary of Significant Accounting Policies:

Method of Accounting
      The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect certain reported amounts. Actual results may differ in some cases from the estimates.

Investment Valuation
      Common stock of the Company is valued at the closing market price on the New York Stock Exchange. Common stock in other funds is also valued at market prices. Series "EE" Bonds are valued at the current redemption value prescribed by U.S. Treasury Department regulations. Interests in the Money Market Fund are valued at cost, which approximates market value. Realized gains and losses are recognized upon the disposition of investments by comparing the proceeds, or market value, to the average cost (see Note 5).

3.   Investments:

     The composition of various savings plan funds as of December
31, 1996 and 1995 was as follows:

                                              December 31
                                           1996         1995
                                          (thousands of dollars)
Amoco Stock Fund
  Amoco Corporation common stock, at
    market value; 25,845,217 shares
    and 27,269,216 shares, respectively
    (cost -- $1,510,953 and $1,420,835,
    respectively)                       $2,080,540   $1,959,975
  Cash equivalents                          37,238       31,162
  Interest, dividends, and other
    receivables (payables)                    (632)       5,537
  Total                                  2,117,146    1,996,674

Cyprus Stock Fund
  Cyprus common stock, at market value;
    year-end 1995, 376,981 shares
    (cost $4,713)                               --        9,849
  Cash equivalents                              --          289
  Interest and other payables                   --          (24)
  Total                                         --       10,114

Money Market Fund
  Cash equivalents                         873,480      807,636
  Interest and other receivables             6,820        9,074
  Total                                    880,300      816,710

U.S. Savings Bonds
  Series "E" Bonds, $25 denomination,
    at redemption value; year-end 1995,
    392 units (cost $7)                         --           49
  Series "EE" Bonds, $50-$100
    denomination, at redemption value;
    720,681 units and 761,063 units,
    respectively (cost -- $18,091 and
    $19,119, respectively)                  22,826       23,334
  Cash equivalents                              74           92
  Total                                     22,900       23,475

                                                December 31
                                             1996        1995
                                           (thousands of dollars)
Balanced Fund
  S&P 500 Index Fund with Futures,
    at market value; 567,449 and
    610,099 units, respectively (cost --
    $48,750 and $46,125, respectively)        67,756      59,217
  Daily Bond Market Fund, at market
    value; 3,713,230 and 3,033,207
    units, respectively (cost --
    $45,904 and $35,609, respectively)        51,012      40,154
  Daily EAFE Fund, at market
    value; 2,330,026 and 1,775,541 units
    respectively (cost -- $26,614 and
    $19,176, respectively)                    29,328      21,076
  S&P Midcap Index Fund, at market value;
    296,012 and 376,606 units,
    respectively (cost -- $6,549 and
    $7,150, respectively)                      7,961       8,493
  Short-Term Investment Fund                  19,362      11,900
  Interest, dividends, and other
    receivables (payables)                         6         491
  Total                                      175,425     141,331

Bond Index Fund
  BT Broad Market Fund, at market
    value; 24,629,576 and 22,409,600
    units, respectively (cost --
    $41,429 and $35,895, respectively)        45,163      39,646
  Liquid Asset/Bond Index Fund, at
    market value; 565,414 and 372,929
    units, respectively (cost -- $565
    and $373, respectively)                      565         373
  Interest, dividends, and other
    receivables (payables)                        87         220
  Total                                       45,815      40,239

Equity Index Fund
  BT Pyramid Equity Index Fund, at
    market value; 297,329 and 229,243
    units, respectively (cost --
    $389,847 and $262,045, respectively)     505,403     316,578
  Liquid Asset Mutual Fund, at
    market value; 18,997,795 and 481,444
    units, respectively (cost -- $18,998
    and $481, respectively)                   18,998         481
  Interest, dividends, and other
    receivables (payables)                       434       3,662
  Total                                      524,835     320,721

Total Investments                         $3,766,421  $3,349,264

4.   Participant Loans:

      Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months. The participant must execute a promissory note to take out a loan. Interest rates are fixed for the duration of the loan and charged on the unpaid balance. The interest rate charged is the prime rate as reported by the Wall Street Journal on the next to the last business day of the month preceding the month the participant applies for the loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's accounts.

5.   Sales, Redemptions, and Distributions of Securities:

      The aggregate of income realized from sales, redemptions, and distributions of securities in participants' accounts for the year ended December 31, 1996 was as follows:

                                   Average   Gains/(Losses)
Securities            Proceeds      Cost        Realized
                             (thousands of dollars)
Amoco Stock Fund     $  981,811  $  951,937    $   29,874
Cyprus Stock Fund         9,191       9,920          (729)
Bond Index Fund          18,543      18,616           (73)
Equity Index Fund       110,942     103,113         7,829
Balanced Fund            55,999      53,416         2,583
  Total              $1,176,486  $1,137,002    $   39,484


      Average cost is calculated as the weighted average of the fair value of the disposed securities at the beginning of the year or acquisition cost if acquired during the year.

6.   Taxes:

      In August 1995 the Company received a ruling from the Internal Revenue Service that the Plan qualifies under section 401(a) of the Internal Revenue Code. The Company reserves the right to make any amendment necessary to maintain the qualification of the Plan and Trust.

      The Plan has been amended subsequent to August 1995 and the Plan Administrator and Trustee believe that the Plan is being operated in compliance with applicable requirements of the Internal Revenue Code.

7.   Unrealized Appreciation on Investments:

      Unrealized appreciation on investments held, expressed in thousands of dollars, amounted to $322,542 during 1996. This amount has been reflected in the statement of changes in net assets available for benefits (with fund information) for the period. Such amounts were computed in a manner similar to that discussed in Note 5 for computing realized income from sales, redemptions and distributions to securities.

8.   Withdrawals and Forfeitures:

      Distributions to participants are reported at market value at the date of distribution. For the year ended December 31, 1996, the balance of participants' accounts withdrawn, expressed in thousands of dollars, totaled $287,303. Disbursements in cash or securities in settlement of such accounts amounted to $286,789. The difference of $514 represented the total amount of participating Company contributions forfeited during that period.

                               AMOCO SAVINGS PLAN
                          FORM 5500 FOR PLAN YEAR 1996

           Line 27a -- Schedule of Assets Held for Investment Purposes

               (b)                               (c)                             (d)          (e)
                                                                                            CURRENT
        IDENTITY OF ISSUE               DESCRIPTION OF ASSETS         RATE       COST        VALUE
                                                                              (thousands of dollars)
* Amoco Corporation              Amoco Corporation Common Stock               $1,510,953   $2,080,540

  U.S. Government                U.S. Govt. Series EE - Bonds                 $   18,091   $   22,826

  Bankers Trust Company          BT Pyramid Broad Market Index Fund           $   41,429   $   45,163

  Bankers Trust Company          Liquid Asset/Bond Index Fund                 $      565   $      565

  Bankers Trust Company          BT Pyramid Equity Index Fund                 $  389,847   $  505,403

  Bankers Trust Company          Liquid Asset Mutual Fund                     $   18,998   $   18,998

* State Street Bank and
  Trust Company                  Daily Bond Market Fund                       $   45,904   $   51,012

* State Street Bank and
  Trust Company                  Daily EAFE Fund                              $   26,614   $   29,328

* State Street Bank and
  Trust Company                      S&P 500 Index Fund with Futures $   48,750           $   67,756

* State Street Bank and
  Trust Company                  S&P Midcap Index Fund                        $    6,549   $    7,961

  Brinson Trust Company                    U.S. Cash Management Fund $  873,480           $  873,480

* State Street Bank and
  Trust Company                           Short-Term Investment Fund $   56,674           $   56,674

*                                Participant Loans                    8.25% -        -0-   $  134,878
                                                                     8.5%
  * Party in Interest Transactions

                           AMOCO EMPLOYEE SAVINGS PLAN
                          FORM 5500 FOR PLAN YEAR 1996



 Line 27d -- Schedule of Reportable Transactions, In Excess of 5% of Plan Assets

                                   Number            Value of           Cost of         Gain/Loss on
                                     of
                                   Transactions    Transactions       Transactions      Transactions
   Identity of    Description of     Pur-                                                Pur-
  Party Involved      Assets        chases Sales   Purchases  Sales   Purchases  Sales  chases    Sales

                                                 (thousands of dollars)
Amoco Corporation Common Stock        222        $  840,486           $  840,486              N/A
                                            378              $981,811              $750,374         $231,437

Brinson Trust     U.S. Cash            126        $  829,707           $  829,707              N/A
   Company         Management Fund           136              $763,863              $763,863              N/A

State Street Bank Short-Term           356        $1,005,191           $1,005,191              N/A
  & Trust Company  Investment Fund           472              $991,960              $991,960              N/A

Bankers Trust     BT Pyramid Equity     98        $  217,475           $  217,475              N/A
   Company           Index Fund               66              $110,942              $ 91,115         $ 19,827

Bankers Trust     Liquid Asset Fund    842        $  354,980           $  354,980              N/A
   Company                                   523              $336,271              $336,271              N/A